FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 95,055,025

Date: August 31, 2020

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

The Issuer was still very much in business development mode during the period as it expects to be for the balance of 2020. After looking at equipment financing opportunities during the previous period, the Issuer spent time during the period exploring the possibility of bringing its Lending Hub concept in an offering specifically designed for China's millions of online retailers. Preliminary discussions where held during the period between the Issuer and potential partners in Taiyuan and Beijing.

With the exception of the Issuer's AST subsidiary, all of the Issuer's subsidiaries operated at pre-COVID-19 levels during the period, which signals a return to normalcy virtually everywhere in China. Although AST has been inactive for a period of time, many of the business development opportunities being considered by the Issuer will require the use of the Gold River platform managed by AST, which will eventually make AST as relevant a contributor to the Issuer's success as any of its subsidiaries.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management welcomed Mr. Michael Pesner, CPA, to the Issuer's board of directors during the period. Mr. Pesner brings almost three decades of experience in M&A, investment banking and financial management to the Issuer and is expected to work closely with the Issuer's management on the execution of the Issuer's strategic vision.

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The Issuer's management closed the second half of an oversubscribed private placement financing. The private placement was originally planned for a total of $2M but ended up bringing a total of about $3.5M in capital to the Issuer and certain long-term strategic investors to its shareholder base.

Following the consolidation of the Issuer's common shares and the filing of its second quarter financial statements, which combined to help the Issuer qualify to up-list its common shares in the US from the OTCQB exchange to the OTCQX exchange, the Issuer's management submitted an application to the OTC Markets Group to have its common shares listed on the OTCQX exchange. The decision to up-list to the OTCQX, where the Issuer's shares will trade alongside companies such as Air Canada, BNP Paribas and Deutsche Telekom, is part of a campaign to make the Issuer's common shares more accessible and more attractive to US investors. With the OTCQX listing and the Issuer's upcoming DTC (Depository Trust Company) eligibility, the Issuer's management is looking to provide US investors in every state with the same trading capabilities of the Issuer's common shares as Canadian investors. The OTCQX listing and DTC eligibility event are expected to be followed by a US promotional campaign of the Issuer's securities, including a complete rebranding of the Issuer culminating in the launch of the Issuer's new website.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the

Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

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7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	95,813	Issuance of common shares for strategic advisory services rendered by consultants	Used to pay for services provided by consultants
Common shares	13,745,000	Second round of a private placement consisting in the sale of 13,745,000 units at a price of $0.20 per unit. Each unit is comprised of one (1) common share and one (1) common share purchase warrant	The issue resulted in gross proceeds of $2,749,000 which was used for working capital purposes.

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Security	Number Issued	Details of Issuance	Use of Proceeds
Warrants	13,745,000

Issued as part of private placement financing of units comprised of shares and warrants. Each warrant allows holders to subscribe for one common share at a price of $0.25 during the 24 months following its issuance.

			N/A
Warrants	262,400	Finder warrants issued in connection with a private placement financing. Each warrant allows holders to subscribe for one common share at a price of $0.25 during the 24 months following its issuance.	N/A
Stock Options	500,000	Incentive stock options issued to a board member. Each option allows its holder to acquire common shares of the Issuer at a price of $0.225 per share.	N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

Addition of Mr. Michael Pesner to the Issuer's board of directors

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 8, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	August 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/09/08

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

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